 Filed Pursuant to Rule 424(b)(5)
 Registration No. 333-265488
PROSPECTUS SUPPLEMENT NO. 1
(To prospectus supplement dated January 17, 2024
and accompanying prospectus dated June 8, 2022)

$1,000,000,000
Common Stock

This prospectus supplement no. 1 (this “prospectus supplement”) is being filed to update, amend and supplement certain information in the prospectus supplement, dated and filed with the Securities and Exchange Commission on January 17, 2024 (the “Original Prospectus Supplement”), relating to the offer and sale of shares of our common stock having an aggregate offering price of up to $1,000,000,000, from time to time through or to B. Riley Securities, Inc. (“B. Riley Securities”), as sales agent or principal, pursuant to At Market Issuance Sales Agreement, dated January 17, 2024, with B. Riley Securities (the “Original Sales Agreement”). As of the date of this prospectus supplement, we have offered and sold 77,417,069 shares of our common stock having an aggregate offering price of approximately $302,073,006 under the Original Sales Agreement and shares of our common stock having an aggregate offering price of approximately $697,926,994 remain available for issuance and sale under the Original Sales Agreement. This prospectus supplement is only intended to update, amend and supplement certain information in the Original Prospectus Supplement to the extent set forth herein. You should read this prospectus supplement together with the Original Prospectus Supplement.
On February 23, 2024, we entered into Amendment No. 1 to At Market Issuance Sales Agreement (the “Amendment No. 1” and, together with the Original Sales Agreement, the “Sales Agreement”) with B. Riley Securities to increase the amount of shares of common stock we may sell under the Sales Agreement to $1,000,000,000. Amendment No. 1 increased the aggregate offering price of common stock we may offer and sell pursuant to the Sales Agreement by $302,073,006 to $1,000,000,000.
In addition, we entered into Amendment No. 1 to increase the amount of shares of our common stock that we have the right, but not the obligation, from time to time at our sole discretion, to direct B. Riley Securities on any day to act on a principal basis and purchase from us from $10,000,000 to $11,000,000 (the “Maximum Commitment Advance Purchase Amount”), and to increase the aggregate amount of shares of common stock that we may direct B. Riley Securities to purchase in principal transactions (including any shares sold by B. Riley Securities in agency transactions) in any calendar week from $30,000,000 to $55,000,000 (the “Maximum Commitment Advance Purchase Amount Cap”), subject to certain conditions.
This prospectus supplement should be read in conjunction with the Original Prospectus Supplement, and is qualified by reference thereto, except to the extent that this prospectus supplement contains information that is different from or in addition to the information in the Original Prospectus Supplements. Unless otherwise indicated, all other information included in the Original Prospectus Supplement that is not inconsistent with the information set forth in this prospectus supplement remains unchanged. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Original Prospectus Supplement and any future amendments or supplements thereto.
Our common stock is listed on the Nasdaq Capital Market under the symbol “PLUG.” On February 22, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $3.16 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” beginning on page S-6 of the Original Prospectus Supplement and in the other documents that are incorporated by reference in the Original Prospectus Supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley Securities
The date of this prospectus supplement no. 1 is February 23, 2024.

PLAN OF DISTRIBUTION
On February 23, 2024, we entered into Amendment No. 1 to At Market Issuance Sales Agreement with B. Riley Securities pursuant to which we may issue and sell our common stock having an aggregate offering price of up to $1,000,000,000, from time to time through or to B. Riley Securities, Inc., acting as sales agent or principal, subject to certain limitations. Sales of shares of our common stock, if any, will be made by any method deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). As of the date of this prospectus supplement, we have offered and sold 77,417,069 shares of our common stock having an aggregate offering price of approximately $302,073,006 under the Original Sales Agreement and shares of our common stock having an aggregate offering price of approximately $697,926,994 remain available for issuance and sale under the Original Sales Agreement. Amendment No. 1 increased the aggregate offering price of common stock we may offer and sell pursuant to the Sales Agreement by $302,073,006 to $1,000,000,000.
In addition, Amendment No. 1 increased the Maximum Commitment Advance Purchase Amount from $10,000,000 to $11,000,000 and increased the Maximum Commitment Advance Purchase Amount Cap from $30,000,000 to $55,000,000. From and after the date hereof, through and including May 31, 2024, we will have the right, but not the obligation, from time to time at our sole discretion, to direct B. Riley Securities on any trading day to act on a principal basis and purchase from us up to $11,000,000 of shares of our common stock as set forth in the Sales Agreement, by timely delivering a written notice to B. Riley Securities in accordance with the Sales Agreement; provided, however, only one principal sale may be requested per day. Notwithstanding the foregoing, the aggregate amount of shares of common stock that we may direct B. Riley to purchase as principal in principal transactions (inclusive of any shares sold by B. Riley in agency transactions) in any calendar week shall not exceed $55,000,000.
On and after June 1, 2024, for any principal transaction, so long as our market capitalization is no less than $1,000,000,000, the Maximum Commitment Advance Purchase Amount shall remain $11,000,000 and the Maximum Commitment Advance Purchase Amount Cap shall remain $55,000,000. If, for any principal transaction, our market capitalization is less than $1,000,000,000 on and after June 1, 2024, the Maximum Commitment Advance Purchase Amount shall be decreased to $10,000,000 and the Maximum Commitment Advance Purchase Amount Cap shall be decreased to $30,000,000.
B. Riley Securities will be entitled to a commission in an amount (i) up to 3.0% of the gross sales price per share sold on an agency basis and (ii) equal to 5.0% of the purchase price per share sold on a principal basis, under the Sales Agreement. B. Riley Securities may also receive customary brokerage commissions from purchasers of the common stock in compliance with FINRA Rule 2121. B. Riley Securities may effect sales to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from B. Riley Securities and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal. In addition, we have agreed to reimburse legal expenses of B. Riley Securities in an amount not to exceed $125,000, in addition to certain ongoing disbursements of its legal counsel. We estimate that the total expenses for the offering, excluding compensation payable or fees reimbursable to B. Riley Securities under the terms of the Sales Agreement, will be approximately $350,000.
Settlement for sales of common stock sold on an agency basis will occur on the second business day following the date on which any sales are made (or any such other settlement cycle as may be in effect pursuant to Rule 15c6-1 under the Exchange Act), or on some other date that is agreed upon by us and B. Riley Securities in connection with a particular agency transaction, in return for payment of the net proceeds to us. Settlement for sales of common stock sold on a principal basis shall occur as provided for in the applicable notice. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
The offering pursuant to the Sales Agreement will terminate upon the earliest of (a) the 18-month anniversary of the date of the Original Sales Agreement with respect to principal transactions and the 24-month anniversary of the date of the Original Sales Agreement with respect to agency transactions, (b) the sale of all shares of common stock subject to the Sales Agreement or (c) termination of the Sales Agreement as permitted therein.
In connection with the sales of common stock on our behalf, B. Riley Securities will be deemed an “underwriter” within the meaning of the Securities Act, and the compensation of B. Riley Securities will be deemed underwriting commissions or discounts. We have agreed to provide indemnification and contribution to B. Riley Securities against certain civil liabilities, including liabilities under the Securities Act.
B. Riley Securities and its affiliates have in the past and may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, B. Riley Securities will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

$1,000,000,000
Common Stock

PROSPECTUS SUPPLEMENT NO. 1

B. Riley Securities
February 23, 2024